                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                        Under the Securities Act of 1934

                               MAZEL STORES, INC.

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                                (Name of Issuer)

                         Common Stock, Without Par Value

                         (Title of Class of Securities)

                                   578792 103
                                ---------------
                                 (CUSIP Number)

                                WILLIAM A. SHENK
                             1827 OCEAN FRONT DRIVE
                            DEL MAR, CALIFORNIA 92014
                                 (619) 481-2149

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            (Name, Address and Telephone Number of Person Authorized

                     to Receive Notices and Communications)

                                FEBRUARY 4, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box . / /


                               (Page 1 of 6 Pages)

CUSIP NO. 578792 10 3                                         Page 2 of 6 Pages
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(1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons.

     William A. Shenk
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(2)  Check the Appropriate Box if a Member of a Group     (a) / /
                                                          (b) /x/

     Not Applicable
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(3)  SEC Use Only

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(4)  Source of Funds

     PF, BK
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(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     / /
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(6)  Citizenship or Place of Organization

     United States of America

Number of Shares           (7)  Sole Voting Power
Beneficially Owned         426,742
by Each Reporting          ----------------------------------------------------
Person With                (8)  Shared Voting Power
                           31,758 (See Item 5 below)
                           ----------------------------------------------------
                           (9) Sole Dispositive Power
                           426,742
                           ----------------------------------------------------
                           (10) Shared Dispositive Power
                           31,758 (See Item 5 below)
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(11) Aggregate amount Beneficially Owned by Each Reporting Person

     458,500 (See Item 5 below)
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

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(13) Percent of Class Represented by Amount in Row (11)

     5.0%
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(14) Type of Reporting Person

     IN
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CUSIP NO. 578792 10 3                                         Page 3 of 6 Pages


ITEM 1.           SECURITY AND ISSUER.

         This filing relates to the Common Stock, without par value ("Shares"), of Mazel Stores, Inc., an Ohio corporation (the "Company"), with its principal executive offices located at 31000 Aurora Road, Solon, Ohio 44139.

ITEM 2.           IDENTITY AND BACKGROUND.

                  (A) This statement is being filed by William A. Shenk ("Mr. Shenk") with respect to Shares owned by Mr. Shenk directly in his own name and Shares owned directly as grantor and trustee of The William A. Shenk 1996 Revocable Trust under a Declaration of Trust dated March 14, 1996 (the "Revocable Trust") and as trustee and beneficiary of the William A. Shenk Profit Sharing Plan Trust (the "Profit Sharing Trust"). This statement also includes:
(i) certain Shares which are owned by ZS Mazel II L.P., a limited partnership ("ZS II L.P.") in which Mr. Shenk may be deemed to have an indirect beneficial interest through his ownership of limited partnership interests in ZS II L.P., and (ii) certain Shares which are owned by ZS Mazel L.P., a limited partnership or its affiliates ("ZS I L.P.") in which Mr. Shenk may be deemed to have an indirect beneficial interest through the ownership of limited partnership interests in ZS I L.P. by Solco, Inc. ("Solco"), an Ohio corporation of which Mr. Shenk is a director, officer and shareholder, but which is not controlled by him.

                  (B) Mr. Shenk's business address is 1728 Ocean Front Drive, Del Mar, California 92014.

                  (C) Mr. Shenk's principal activity is personal and family investing. Mr. Shenk is also a partner in the law firm of Thompson Hine & Flory LLP, One Columbus, 10 West Broad Street, Columbus, Ohio 43215-3435.

                  (D) Mr. Shenk has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (E) Mr. Shenk has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                  (F) Mr. Shenk is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

                  DIRECT OWNERSHIP. The total amount of funds required by Mr. Shenk to acquire the Shares owned in his own name was $155,655 (including commissions). The total amount of funds required by the Profit Sharing Trust to acquire the Shares owned by the Profit Sharing Trust was $141,915 (including commissions). The total amount of funds required by the Revocable Trust to acquire the Shares owned by the Revocable Trust was $10,731,609.91 (including commissions).

CUSIP NO. 578792 10 3                                         Page 4 of 6 Pages


                  INDIRECT OWNERSHIP. The total amount of funds required by Mr. Shenk for his investment in limited partnership interests in ZS II L.P. was $130,000 which was derived from the personal funds of Mr. Shenk. The total amount required by Solco for its investment in limited partnership interests in ZS I L.P. was, to the best of Mr. Shenk's knowledge, $93,625 all of which were existing working capital funds and none of which were borrowed.

                  SOURCE OF FUNDS. Mr. Shenk has used his personal funds to acquire the Shares reported as beneficially owned directly by himself, individually or through the Profit Sharing Trust or the Revocable Trust. In addition, Mr. Shenk has various personal lines of credit, including an unsecured demand line of credit with National City Bank of Columbus ("NCB"). Mr. Shenk has borrowed, through the NCB line of credit, the funds to purchase approximately 6% of the Shares identified under Item 2(a) directly owned by him. Mr. Shenk intends to repay this loan within the next three months.

ITEM 4.           PURPOSE OF TRANSACTION

                  Mr. Shenk acquired the Shares which he beneficially owns because he believes that the Shares are an attractive investment.

                  (A) Mr. Shenk currently anticipates that he will continue to purchase additional Shares if, in his estimation, market conditions continue to warrant such purchases; however, he may discontinue making such purchases at any time. Depending upon his evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Mr. Shenk from time to time may purchase additional Shares, dispose of all or a portion of the Shares held by him and/or cease buying or selling Shares at any time. Any such additional purchases or sales of Shares may be made in open-market or privately-negotiated transactions or otherwise.

                  (B)  Not applicable.

                  (C)  Not applicable.

                  (D)  Not applicable

                  (E)  Not applicable.

                  (F)  Not applicable.

                  (G)  Not applicable.

                  (H)  Not applicable.

                  (I)  Not applicable.

                  (J)  Not applicable.

CUSIP NO. 578792 10 3                                         Page 5 of 6 Pages


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (A) DIRECT OWNERSHIP. Mr. Shenk, individually and through the Revocable Trust and the Profit Sharing Trust, is the direct beneficial owner of 426,742 Shares (420,959 Shares in the Revocable Trust; and 5,783 Shares in the Profit Sharing Trust), or approximately 5.0% of the 9,170,100 Shares outstanding as of December 31, 1996 (the "Outstanding Shares" according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended October 26, 1996 (the "Quarterly Report")).

                  INDIRECT OWNERSHIP. By virtue of his ownership of limited partnership interests in ZS II L.P., Mr. Shenk may be deemed to be the indirect beneficial owner of 25,488 Shares, or approximately 0.27% of the Outstanding Shares, of the 453,996 Shares owned by ZS II L.P. (the number of Shares owned by ZS II L.P. was obtained from the Schedule 13G filed by ZS Fund L.P. on December 2, 1996). Solco may be deemed to be the indirect beneficial owner of 20,900 of the 1,993,072 Shares owned by ZS I L.P. (the number of Shares owned by ZS I L.P. was obtained from the Schedule 13G filed by ZS Fund L.P. on December 2, 1996) by reason of Solco's ownership of limited partnership interests in ZS I L.P. of which Mr. Shenk might be deemed to be the indirect beneficial owner of 6,270 Shares, or approximately 0.068% of the Outstanding Shares, as a result of Mr. Shenk's ownership of 30% of the outstanding shares of Solco. Solco is a family investment company of which Mr. Shenk is a director and officer. Mr. Shenk's two brothers own the remaining 70% of the outstanding capital shares of Solco. Mr. Shenk does not control Solco.

                  (B) Mr. Shenk holds the sole power to vote and to dispose of the 426,742 Shares held by him directly, as described in paragraph (a) above. As a limited partner of ZS II L.P. and ZS I L.P., respectively, neither Mr. Shenk nor Solco has the sole power to vote (or direct the voting of) or to dispose of (or direct the disposition of) the Shares held by ZS II L.P. and ZS I L.P. By virtue of his relationships with ZS II L.P. and ZS I L.P., Mr. Shenk may be deemed to share the power to vote (or direct the voting of) or share the power to dispose of (or direct the disposition of) the Shares reported as indirectly owned by him above.

                  (C) The trading dates, number of Shares purchased or sold and price per share for all transactions by Mr. Shenk for the Revocable Trust and the Profit Sharing Trust since December 6, 1996 are set forth below. All such transactions were open market transactions and were effected through NASDAQ. No other transactions were effected by either of them during such period.

                                                                                          PRICE PER SHARE
       DATE                    ACQUIROR                    NUMBER OF SHARES         (EXCLUSIVE OF COMMISSIONS)

     01/20/97            Mr. Shenk, as trustee of               25,000                         $  24.50
                         the Revocable Trust

     01/20/97            Mr. Shenk, as trustee of               57,000                         $24.4561
                         the Revocable Trust

     01/20/97            Mr. Shenk, as trustee of               20,000                         $  24.50
                         the Revocable Trust

     01/20/97            Mr. Shenk, as trustee of               15,000                         $  24.50
                         Revocable Trust

     01/20/97            Mr. Shenk, as trustee of               15,000                         $  24.50
                         Revocable Trust

CUSIP NO. 578792 10 3                                         Page 6 of 6 Pages


                                                                                          PRICE PER SHARE
       DATE                    ACQUIROR                    NUMBER OF SHARES         (EXCLUSIVE OF COMMISSIONS)

     01/20/97            Mr. Shenk, as trustee of                5,783                         $ 24.50
                         the Profit Sharing Trust

     01/20/97            Mr. Shenk, as trustee of                4,217                         $ 24.50
                         the Revocable Trust

     01/21/97            Mr. Shenk, as trustee of                4,500                         $ 24.00
                         the Revocable Trust

     01/22/97            Mr. Shenk, as trustee of                3,422                         $ 24.00
                         the Revocable Trust

     01/22/97            Mr. Shenk, as trustee of                  500                         $ 24.00
                         the Revocable Trust

     01/23/97            Mr. Shenk, as trustee of               15,000                         $ 23.75
                         the Revocable Trust

     01/27/97            Mr. Shenk, as trustee of               65,000                         $24.115
                         the Revocable Trust

     01/27/97            Mr. Shenk, as trustee of               10,000                         $24.125
                         the Revocable Trust

     01/28/97            Mr. Shenk, as trustee of               10,000                         $ 24.00
                         the Revocable Trust

     01/29/97            Mr. Shenk, as trustee of               30,000                         $24.375
                         the Revocable Trust

     01/29/97            Mr. Shenk, as trustee of               30,000                         $ 25.00
                         the Revocable Trust

     02/03/97            Mr. Shenk, as trustee of               10,000                         $ 29.00
                         the Revocable Trust

     02/04/97            Mr. Shenk, as trustee of               25,000                         $ 28.75
                         the Revocable Trust

     02/03/97            Mr. Shenk, as trustee of               48,320                         $ 28.56
                         the Revocable Trust

     02/04/97            Mr. Shenk, as trustee of               30,000                         $ 28.625
                         the Revocable Trust


                  (D) No person other than each respective owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

                  (E)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not Applicable.

ITEM 7.           MATTER TO BE FILED AS EXHIBITS.

                  Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      February 4, 1997           /s/ William A. Shenk
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                                    William A. Shenk